UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.1)*

NEMUS BIOSCIENCE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64046J100
(CUSIP Number)

Cosmas N. Lykos
650 Town Center Drive, Suite 1770
Costa Mesa, California  92626

(949) 396-0330
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

October 20, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 64046J100
	1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Cosmas N. Lykos
	2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
	3. SEC Use Only
	4. Source of Funds (See Instructions) OO
	5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6. Citizenship or Place of Organization: U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	4,834,400
	8. Shared Voting Power
	9. Sole Dispositive Power	4,834,400
	10. Shared Dispositive Power
	11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,834,400
	12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ☐
	13. Percent of Class Represented by Amount in Row 11 23.68% (1)
	14. Type of Reporting Person (See Instructions) IN

(1) Based on 19,278,163 shares of common stock outstanding as of November 12, 2015, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed on November 12, 2015.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on November 10, 2014 (the Original Schedule 13D, as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), by Cosmas N. Lykos (the “Reporting Person”) relating to the common stock, $0.001 par value ("Common Stock") of Nemus Bioscience, Inc. (the “Issuer”). Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following information:

On December 4, 2014, the Reporting Person received 125,000 option to purchase shares of Common Stock from the Issuer pursuant to an award issued under the Issuer’s 2014 Omnibus Incentive Plan.

On October 20, 2015, the Reporting Person received 325,000 shares of restricted Common Stock, from the Issuer pursuant to an award issued under the Issuer’s 2014 Omnibus Incentive Plan.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following information:

(a)           The number and percentage of shares of Common Stock of the Issuer owned by Reporting Person are (i) based upon 19,278,163 shares of Common Stock outstanding; and (ii) assume the exercise of all warrants and options to purchase Common Stock exercisable within 60 days of the date of this report beneficially owned by such Reporting Person. The Reporting Person may be deemed to beneficially own 4,834,400 shares of Common Stock as a result of its beneficial ownership of (i) 3,699,400 shares of Common Stock; (ii) 1,110,000 shares of Common Stock that may be purchased upon the exercise of warrants that are exercisable within 60 days of the date of this report; and (iii) 25,000 shares of Common Stock that may be purchased upon the exercise of options that are exercisable within 60 days of the date of this report. This aggregate number represents approximately 23.68% of the total shares of the Common Stock currently outstanding and does not include 100,000 shares of Common Stock subject to stock options owned by Reporting Person that will become exercisable after 60 days.

It is expected that Reporting Person’s outstanding options and restricted Common Stock will continue to vest in accordance with the terms of the applicable grants and that he may exercise his options once vested. In addition, it is currently expected that consistent with past practice, there may be future issuances of options and/or restricted Common Stock.

The percentage of shares of Common Stock of the Issuer owned by Reporting Person will decrease if holders of the Issuer’s Series B Preferred Stock convert those shares into Common Stock.

(b)           The Reporting Person has sole power to vote and dispose of 4,834,400 shares of Common Stock as a result of his beneficial ownership of (i) 3,699,400 shares of Common Stock; (ii) 1,110,000 shares of Common Stock that may be purchased upon the exercise of warrants that are exercisable within 60 days of the date of this report; and (iii) 25,000 shares of Common Stock that may be purchased upon the exercise of options that are exercisable within 60 days of the date of this report.

(c)           Not applicable, expect as otherwise disclosed herein.

(d)           None.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information:

The Reporting Person and the Issuer are parties to a stock option agreement, pursuant to which the Reporting Person has the right to purchase 125,000 shares of Common Stock specified therein, at the exercise price of $0.42. Such stock option vests as to 20% of the shares subject thereto on each of the first five anniversaries of the grant date, and is subject to the terms of the Issuer’s 2014 Omnibus Incentive Plan.

The Reporting Person and the Issuer are parties to a restricted stock agreement, pursuant to which the Reporting Person was granted 325,000 shares of Common Stock specified therein, subject to vesting as to 100% of the shares subject thereto on the third anniversary of the grant date, and is subject to the terms of the Issuer’s 2014 Omnibus Incentive Plan.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2016

/s/Cosmas N. Lykos
Cosmas N. Lykos

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)